UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DYNAMICS RESEARCH CORPORATION

(Name of subject company (Issuer))

ENGILITY SOLUTIONS, INC.

(Offeror) a wholly owned subsidiary of

ENGILITY CORPORATION

(Offeror) a wholly owned subsidiary of

ENGILITY HOLDINGS, INC.

(Name of Filing Persons (Offeror))

Common Stock, par value $0.10 per share	268057106
(Title of classes of securities)	(CUSIP number of common stock)

Thomas O. Miiller

Senior Vice President, General Counsel and Corporate Secretary

3750 Centerview Drive

Chantilly, Virginia 20151

(703) 708-1400

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Ryan D. Thomas

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, TN 37201

(615) 742-6200

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee*
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Engility Solutions, Inc., a Massachusetts corporation (“Purchaser”) and an indirect wholly owned subsidiary of Engility Holdings, Inc., a Delaware corporation (“Engility”) and a direct wholly owned subsidiary of Engility Corporation, a Delaware corporation (“Engility Corp”), to purchase all of the issued and outstanding shares of common stock, of Dynamics Research Corporation, a Massachusetts corporation (“DRC”), pursuant to an Agreement and Plan of Merger, dated as of December 20, 2013, among Engility Corp, Purchaser and DRC.

Additional Information

The tender offer for the outstanding shares of common stock of DRC described in this communication has not yet commenced. This communication is for informational purposes only and is not an offer to purchase any shares of DRC or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Engility will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”) and DRC will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to DRC stockholders at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

EXHIBIT INDEX

Exhibit 99.1	Slide Presentation, dated December 23, 2013

Exhibit 99.2	Transcript of Investor Conference Call held by Engility on December 23, 2013

Exhibit 99.3	Letter to Employees, dated December 23, 2013

Exhibit 99.4	FAQs to Employees, dated December 23, 2013